Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Canplats Resources Corporation #1180 – 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change January 21, 2008
Item 3	News Release The news release dated January 21, 2008 was disseminated through Marketwire.
Item 4
Summary of Material Change

Canplats Resources Corporation announced results of six additional step-out drill holes in the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.  This wholly-owned project is located 50 kilometers to the southeast of Goldcorp’s Penasquito mine.

Item 5	Full Description of Material Change 5.1 Full Description of Material Change See attached news release dated January 21, 2008. 5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer R.E. Gordon Davis, Chairman and CEO 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 21st day of January, 2008.

January 21, 2008	TSX Venture Symbol: CPQ

CAMINO ROJO DRILLING CONTINUES TO EXTEND
GOLD-SILVER-LEAD-ZINC MINERALIZATION

Vancouver, B.C. – Canplats Resources Corporation (TSX Venture: CPQ) is pleased to announce the results of six additional step-out drill holes in the Represa Zone of the Camino Rojo project in the State of Zacatecas, Mexico.  This wholly-owned project is located 50 kilometers to the southeast of Goldcorp’s Penasquito mine.

Drilling continues to intersect broad intervals of gold-silver-lead-zinc mineralization, and has now successfully extended the known mineralization at the Represa Zone for at least 400 meters along strike and to a vertical depth of 175 meters.

Significant drill intercepts include:

•
CR-07, collared 50 meters to the east of previously announced drill hole CR-03 (see news release of December 11, 2007) and inclined at -50 degrees to the east, intersected 211 meters averaging 0.92 grams gold per tonne, 15.52 grams silver per tonne, 0.31% lead, and 0.47% zinc.  The bottom 59 meters of this hole intersected mixed oxide-sulphide mineralization grading 1.02 grams gold per tonne, 25.14 grams silver per tonne, 0.34% lead and 0.88% zinc
.

•
CR-10, collared 150 meters to the east of previously announced drill hole CR-03 and inclined at -50 degrees to the west, intersected 195 meters averaging 1.03 grams gold per tonne, 13.96 grams silver per tonne, 0.30% lead, and 0.32% zinc, which includes 73 meters grading 1.61 grams gold per tonne, 10.66 grams silver per tonne, 0.38% lead, and 0.28% zinc.

•
CR-12, collared 250 meters to the east of previously announced drill hole CR-03 and inclined at -50 degrees to the north, intersected 234 meters averaging 0.61 grams gold per tonne, 20.02 grams silver per tonne, 0.33% lead, and 0.58% zinc, which includes 28 meters grading 1.02 grams gold per tonne, 26.66 grams silver per tonne, 0.48% lead, and 0.89% zinc.

Recent step-out drill results are summarized in the following table:

Hole No.	From (meters)	To (meters)	Interval(ii) (meters)	Gold (g/tonne)	Silver (g/tonne)	Lead (%)	Zinc (%)
CR-07(i)	0	211	211	0.92	15.52	0.31	0.47
incl.	152	211	59	1.02	25.14	0.34	0.88
CR-08(i)	0	192	192	0.44	13.15	0.39	0.32
incl.	177	192	15	1.07	26.01	0.17	0.41
CR-09(i)	0	238	238	0.45	14.36	0.22	0.36
CR-10(i)	0	195	195	1.03	13.96	0.30	0.32
incl.	42	115	73	1.61	10.66	0.38	0.28
CR-11	0	199	199	0.32	11.38	0.19	0.29
CR-12(i)	0	234	234	0.61	20.02	0.33	0.58
incl.	26	54	28	1.02	26.66	0.48	0.89

(i)   Hole ended in mineralization
(ii) True width to be determined
Maps of the drill program are available at the Canplats web site, www.canplats.com.

Ten of the twelve drill holes that have now been reported at the Represa Zone are mineralized over their entire length and were stopped in significant precious and base metal values.

Drilling is ongoing at the project and will focus on extending the oxide mineralization in all directions and testing for continuation of the sulphide mineralization below the oxides.  Results will be released as they are received.

Further drilling will be accompanied by expanded induced polarization (IP) and ground magnetic surveys to outline potential extensions to known mineralization and new targets in adjacent overburden covered areas.

All work is being supervised by Ken McNaughton, vice-president, exploration, and a qualified person as defined by Canada’s National Instrument 43-101 responsible for the Camino Rojo exploration program and has verified the data in the table above. All samples were submitted for preparation in Chihuahua, Mexico and analysis at its facilities in Vancouver, B.C. by ALS Chemex.  All samples were analyzed using aqua regia digestion with ICP finish.  All gold samples were fire assayed with an AA finish and all samples over 10 ppm gold were re-assayed using a fire assay with a gravimetric finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish.  One in 20 samples was blind duplicate assayed at ALS Chemex in Vancouver, B.C.

For further information, contact:

Corporate Information
Canplats Resources Corporation
R.E. Gordon Davis
Chairman and C.E.O.
Direct: (604) 484-8220

Canplats Resources Corporation
Bruce A. Youngman
President and C.O.O.
Direct: (604)-484-5960

Investor Inquiries
Blaine Monaghan
Director, Investor Relations
Direct: (604) 484-2194
NA Toll-Free: (866) 338-0047
info@canplats.com
http://www.canplats.com

G2 Consultants Corporation
NA Toll-Free: (866) 742-9990
Tel: (604) 742-9990
Fax: (604) 742-9991
canplats@g2consultants.com

To receive Canplats’ news releases by e-mail, contact Blaine Monaghan, Director, Investor Relations, at info@canplats.com or (866) 338-0047.  The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.  Some of the statements contained in the company’s news releases may be forward-looking statements such as the company’s future plans, objectives and goals.  The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements.  The risks and uncertainties include general and economic conditions as well as those described in Canplats’ SEC Form 20F as amended.